UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited consolidated financial statements and related notes of Euroseas Ltd. (the “Company”) as of and for the year ended December 31, 2018.  Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305), initially filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: April 17, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the year ended December 31, 2018. You should read the following discussion and analysis together with the unaudited consolidated financial statements and related notes included elsewhere in this report. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries.  We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent unit, or teu, in describing the size of our containerships in addition to dwt. Teu, expressed in number of containers, refers to the maximum number of twenty-foot long containers that can be placed on board. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.
FORWARD LOOKING STATEMENTS
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.
A.	Selected Financial Data
SELECTED CONSOLIDATED FINANCIAL DATA
The following table presents selected consolidated financial and other data of Euroseas Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2018 and for each of the years ended December 31, 2016, 2017 and 2018. Excluding fleet data, the selected consolidated statement of operations, cash flow and balance sheet data is a summary of, is derived from, and is qualified by reference to, our consolidated financial statements and notes thereto (unaudited as of December 31, 2018 and for the year then ended), which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”
Our consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets at December 31, 2017 and 2018, together with the notes thereto, are included in elsewhere in this Report on Form 6-K.
Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd. ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented. The summary financials below refer to Euroseas Ltd. "continuing operations" giving effect to the spin-off of drybulk vessels to EuroDry ("discontinued operations") unless otherwise noted; historical comparative periods have been adjusted accordingly.
See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

Euroseas Ltd. – Summary of Selected Historical Financials

	Year Ended December 31,
	2016	2017	2018
Time charter revenue	21,409,236	24,278,048	36,062,202
Voyage charter revenue	47,979	559,319	206,682
Related party management fee income	240,000	240,000	-
Commissions	(1,151,879)	(1,318,248)	(1,844,147)
Net revenue, continuing operations	20,545,336	23,759,119	34,424,737
Voyage expenses	(1,209,085)	(1,564,489)	(1,261,088)
Vessel operating expenses	(13,853,444)	(15,019,342)	(19,986,170)
Other operating income	-	499,103	-
Dry-docking expenses	(2,204,784)	(571,291)	(2,774,924)
Vessel depreciation	(4,959,487)	(3,585,965)	(3,305,951)
Related party management fees	(2,399,461)	(2,632,637)	(3,536,094)
Other general and administrative expenses	(2,673,594)	(2,502,203)	(2,565,502)
Net gain on sale of vessels	10,597	803,811	1,340,952
Loss on write-down of vessels held for sale	(5,924,668)	(4,595,819)	-
Operating (loss) / income, continuing operations	(12,668,590)	(5,409,713)	2,335,960
Interest and other financing costs	(1,370,830)	(1,554,695)	(3,050,768)
(Loss)/gain on derivatives, net	(119,154)	12,389	(44,343)
Other investment income	1,024,714	-	-
Impairment of other investment	(4,421,452)	-	-
Foreign exchange (loss)/gain	(31,033)	(30,214)	13,963
Interest Income	22,277	37,972	81,792
Equity loss in joint venture	(2,444,627)	-	-
Impairment in joint venture	(14,071,075)	-	-
Net loss, continuing operations	(34,079,770)	(6,944,261)	(663,396)
Dividends to Series B preferred shares	(1,725,699)	(1,808,811)	(1,335,733)
Net loss attributable to common shareholders, continuing operations	(35,805,469)	(8,753,072)	(1,999,129)
Loss per share attributable to common shareholders- basic and diluted, continuing operations	(4.38)	(0.79)	(0.18)
Preferred stock dividends declared	1,725,699	1,808,811	1,335,733
Preferred dividends declared per preferred share	48.60	48.48	68.13
Weighted average number of shares outstanding during period, basic and diluted	8,165,703	11,067,524	11,318,197

Euroseas Ltd. – Summary of Selected Historical Financials (continued)
	As of December 31,
Balance Sheet Data	2017	2018
Current assets, continuing operations	12,168,251	11,994,168
Current assets of discontinued operations	3,914,117	-
Vessels, net	52,132,079	48,826,128
Deferred assets and other long term assets, continuing operations	28,919,785	6,134,267
Long-term assets of discontinued operations	65,195,329	-
Investment in joint venture	-	-
Total assets	162,329,561	66,954,563
Total current liabilities, continuing operations	12,649,309	11,592,535
Current liabilities of discontinued operations	5,883,288	-
Long term bank loans, including current portion	34,014,502	36,586,790
Vessel profit participation liability	1,297,100	1,067,500
Long-term liabilities of discontinued operations	30,364,035	-
Total liabilities	80,021,604	44,376,584
Preferred shares	35,613,759	18,757,361
Common shares outstanding	11,274,126	12,515,645
Common stock	338,230	375,476
Total shareholders’ equity	46,694,198	3,820,618

Cash Flow Data	Year Ended December 31,
	2016	2017	2018
Net cash (used in) / provided by operating activities of continuing operations	(5,088,067)	5,053,025	(1,474,830)
Net cash provided by / (used in) investing activities of continuing operations	1,109,456	(16,511,220)	6,253,868
Net cash (used in) / provided by financing activities of continuing operations	(6,341,223)	12,750,658	135,403

Fleet Data (1)	2016	2017	2018

Number of vessels	8.67	9.28	11.49
Calendar days	3,175	3,386	4,191
Available days	3,028	3,285	4,115
Voyage days	2,844	3,184	3,814
Utilization Rate (percent)	93.9	96.9	92.7

	(In U.S. dollars per day per vessel)
Average TCE rate (2)	7,120	7,309	9,179
Vessel Operating Expenses	4,363	4,436	4,769
Management Fees	756	777	844
General &Administrative Expenses	842	739	612
Total Operating Expenses excluding drydocking expenses	5,961	5,952	6,225
Drydocking expenses	694	169	662

(1) For the definition of calendar days, available days, voyage days and utilization rate, see our annual report on Form 20-F/A for the year ended December 31, 2017 ("Item 5A-Operating Results.") filed on May 1, 2018.
(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5.A – Operating Results” in our annual report on Form 20-F/A for the year ended December 31, 2017). Our definition of TCE revenues and TCE may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to voyage revenues as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2016	2017	2018
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	21,409,236	24,278,048	36,062,202
Voyage charter revenue	47,979	559,319	206,682
Voyage expenses	(1,209,085)	(1,564,489)	(1,261,088)
Time Charter Equivalent or TCE Revenues	20,248,130	23,272,878	35,007,796
Voyage days	2,844	3,184	3,814
Average TCE rate	7,120	7,309	9,179

Results from Operations
Year ended December 31, 2018 compared to year ended December 31, 2017, continuing operations
Time charter revenue and voyage charter revenue. Time charter revenue and voyage charter revenue for 2018 amounted to $36.27 million, increasing by 46% compared to the year ended December 31, 2017 during which they amounted to $24.84 million. In 2018, we operated an average of 11.49 vessels, a 23.8% increase over the average of 9.28 vessels we operated during the same period in 2017. In the year 2018 our fleet had 3,814 voyage days earning revenue as compared to 3,184 voyage days earning revenue in 2017.  Market charter rates in the year ended December 31, 2018 were higher for our containership vessels compared to the year ended December 31, 2017 which was reflected in the average earnings of our ships. While employed, our vessels generated a time-charter equivalent (or “TCE”) rate, of $9,179 per day per vessel in 2018 compared to a TCE rate of $7,309 per day per vessel in 2017, an increase of 25.6% (see calculation in the table above).  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.84 million in charter commissions for the year ended December 31, 2018, representing 5.1% of charter revenues. This represents an increase over the year ended December 31, 2017, where commissions paid were $1.32 million, representing 5.3% of charter revenues.
Voyage expenses. Voyage expenses for the year 2018 were $1.26 million and relate to expenses for a voyage charter, for repositioning voyages between time charter contracts and ballast voyages, and owners expenses at certain ports. For the year ended December 31, 2017, voyage expenses amounted to $1.56 million and related mainly to expenses for certain voyage charters. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (3.5% and 6.3% in each of 2018 and 2017, respectively) of charter revenues. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $19.99 million in 2018 compared to $15.02 million in 2017.  In 2018, we operated an average of 11.49 vessels, a 23.8% increase over the average of 9.28 vessels we operated during the same period in 2017. Further, daily vessel operating expenses per vessel amounted to $4,769 per day in 2018 versus $4,436 per day in 2017, an increase of 7.5% mainly due to higher costs for lubricants and other vessel supplies. Additionally, our vessel Joanna incurred a lower daily cost due to being laid-up during the first quarter of 2017.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk”) under our Master Management Agreement. During 2018, Eurobulk charged us 685 Euros per day per vessel totalling $3.54 million for the year, or $844 per day per vessel. During 2017, Eurobulk charged us 685 Euros per day per vessel totalling $2.63 million for the year, or $777 per day per vessel. The increase in the total amount of U.S. dollars paid within 2018 is due to the higher number of vessels operated within 2018 compared to the previous year and due to unfavorable movement in EUR/USD exchange rates during 2018 compared to 2017.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2018, we had a total of $2.57 million of general and administrative expenses as compared to $2.50 million in 2017.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2018, we had three vessels completing their special surveys undergoing drydocking, three vessels completing their intermediate surveys by in-water inspections and a vessel starting its special survey and completing it in 2019, for a total cost of $2.77 million. During 2017, we had one vessel undergoing its special survey with drydocking for a total of $0.6 million.
Vessel depreciation. Vessel depreciation for 2018 was $3.31 million. Comparatively, vessel depreciation for 2017 amounted to $3.59 million. Vessel depreciation in 2018 was lower compared to 2017, because, although the average number of vessels increased, the new vessels acquired between September and December 2017 have a lower average daily depreciation charge as a result of their lower acquisition cost and greater remaining useful life compared to the remaining vessels.
Loss on write-down of vessels held for sale. The Company recorded a loss on write-down of a vessel held for sale of $4.6 million in 2017. This amount was booked in order to reduce the carrying value of two vessels to their fair values. These vessels were one dry-bulk vessel (M/V “Monica P”) and one containership (M/V “Aggeliki P.”), which were both classified as held for sale as of September 30, 2017. M/V “Aggeliki P.” was sold in December 2017 for a net price of approximately $4.4 million. As of December 31, 2017 M/V “Monica P”. was still held for sale. The Company reached an agreement to sell the vessel on March 19, 2018. The vessel was delivered to its buyers on June 25, 2018 for a net price of approximately $6.3 million.

Interest and other financing costs. Interest expense and other financing costs for the year were $3.05 million. Comparatively, during the same period in 2017, interest and other financing costs amounted to $1.55 million. Interest incurred and loan fees were higher in 2018 due to a higher LIBOR rate, higher average outstanding debt and increased number of new loan agreements as compared to the year 2017.
Derivatives gain/loss. In 2018, we had a realized loss of $0.20 million from the net interest settlement on our interest rate swap contract that we entered into in October 2014 and an unrealized gain of $0.20 million from the mark to market valuation on the same interest rate swap compared to a marginal realized gain of $0.02 million and a marginal unrealized loss of $0.01 million in 2017. We entered into the interest rate swap to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.
Dividend Series B Preferred Shares. The Series B Preferred Shares paid dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. At the Spin-off date, Euroseas also distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. In 2018, the Company declared and paid in kind dividends of $1.34 million. In 2017, the Company declared and paid in kind dividends of $1.81 million. The decrease in 2018 is due to the spin-off by the Company and the distribution of 50% of Euroseas Series B Preferred Stock to EuroDry.
Net loss attributable to common shareholders. As a result of the above, net loss for the year ended December 31, 2018 was $2.0 million compared to a net loss of $8.75 million for the year ended December 31, 2017.
Year ended December 31, 2017 compared to year ended December 31, 2016
Time charter revenue and voyage charter revenue. Time charter revenue and voyage charter revenue for 2017 amounted to $24.84 million, increasing by 15.8% compared to the year ended December 31, 2016 during which voyage revenues amounted to $21.46 million. In 2017, we operated an average of 9.28 vessels, a 7% increase over the average of 8.67 vessels we operated during the same period in 2016. In the year 2017 our fleet had 3,184 voyage days earning revenue as compared to 2,884 voyage days earning revenue in 2016.  While employed, our vessels generated a time-charter equivalent (or “TCE”) rate, of $7,309 per day per vessel in 2017 compared to a TCE rate of $7,120 per day per vessel in 2016, an increase of 3%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.32 million in charter commissions for the year ended December 31, 2017, representing 5.3% of revenues. This represents an decrease over the year ended December 31, 2016, where commissions paid were $1.15 million, representing 5.4% of revenues.
Voyage expenses. Voyage expenses for the year were $1.56 million and relate to expenses for certain voyage charters. For the year ended December 31, 2016, voyage expenses amounted to $1.21 million. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (6.3% and 5.6% in each of 2017 and 2016, respectively) of voyage revenues. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $15.02 million in 2017 compared to $13.85 million in 2016.  Daily vessel operating expenses per vessel amounted to $4,436 per day in 2017 versus $4,363 per day in 2016, an increase of 1.7%, affected by the higher prices paid in 2017 for specific vessel consumables such as lubricants and stores.
Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2017, Eurobulk charged us 685 Euros per day per vessel totalling $2.63 million for the year, or $777 per day per vessel. During 2016, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $2.4 million for the year, or $756 per day per vessel. The increase in the total amount of U.S. dollars paid within 2017 is due to the higher exchange rates of the Euro (€) with respect to the U.S. dollar compared to the previous year and the higher number of vessels operated within the year 2017 compared to the previous year.

Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2017, we had a total of $2.50 million of general and administrative expenses as compared to $2.67 million in 2016.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2017, we had one vessel undergoing drydocking for a total of $0.6 million.  During 2016, we had three vessels undergoing drydocking for a total of $2.2 million.
Vessel depreciation. Vessel depreciation for 2017 was $3.59 million. Comparatively, vessel depreciation for 2016 amounted to $4.96 million. Vessel depreciation in 2017 was lower compared to 2016, despite a higher number of vessels operated in 2017. This is due to the vessels acquired in 2017 (M/Vs “EM Astoria”, “EM Oinousses”, “EM Athens” and “EM Corfu”) which have lower average daily depreciation charges compared to the fleet average, due to their lower acquisition cost and greater remaining useful lives compared to the remaining vessels of our fleet.
Loss on write-down of vessels held for sale. The Company recorded a loss on write-down of a vessel held for sale of $4.6 million in 2017. This amount was booked in order to reduce the carrying value of two vessels to their fair values. These vessels are one dry-bulk vessel (M/V “Monica P”) and one containership (M/V “Aggeliki P.”), which were both classified as held for sale as of September 30, 2017. M/V “Aggeliki P.” was sold in December 2017 for net proceeds of approximately $4.4 million. As of December 31, 2017 M/V “Monica P” was still held for sale. The Company reached an agreement to sell the vessel on March 19, 2018. The vessel was delivered to its buyers in June 2018. The Company recorded a loss on write-down of a vessel held for sale of $5.92 million in 2016. This amount was booked in order to reduce the carrying value of one dry-bulk vessel (M/V “Eleni P”) held for sale as of December 31, 2016 to its fair value, the value that it was actually sold.
Interest and other financing costs. Interest expense and other financing costs for the year ended December 31, 2017 were $1.55 million. Comparatively, during the same period in 2016, interest and other financing costs amounted to $1.37 million. Interest incurred and loan fees were higher in 2017 due to the higher average outstanding debt during the year as compared to 2016.
Derivatives gain/loss. In 2017, we had a marginal realized gain of $0.02 million from the net interest settlement on our interest rate swap contract that we entered into in October 2014 and a marginal unrealized loss of $0.01 million from the mark to market valuation on the same interest rate swap compared to a realized loss of $0.13 million and unrealized gain of $0.01 million in 2016. We entered into the interest rate swap contract to mitigate our exposure to possible increases in interest rates.
Impairment in Joint Venture. In 2016, the Company recorded an impairment of $14.07 million on its investment in Euromar, which was a joint venture among the Company and two private equity firms, reducing the carrying value of the investment to zero, due to persisting depressed market environment and amended loan agreements based on which the Company concluded that its investment in Euromar was impaired and that the impairment was other than temporary.
Equity Loss in Joint Venture. As explained above, due to the impairment in Joint venture no equity loss was recorded in 2017. In 2016, we recognized a $2.44 million loss in our share in Euromar. In September 2017, Euroseas acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar, which was a joint venture among the Company and two private equity firms, became a wholly-owned subsidiary of the Company. However, its vessels were substantially under the control of its lenders and were all sold by the end of 2017, and, thus, it has not been consolidated in our results nor any gain or loss from it has been recognized.
Other Investment Income. In 2016, we recognized $1.02 million income from accrued dividends relating to $5.00 million of funds we have made available to Euromar, $4.00 million of which remained in an escrow account as of December 31, 2016 and were available to be invested in Euromar if called by our partners in good faith, and the $1.00 million of such funds contributed to Euromar in 2014 in the form of preferred units (the “Preferred Units”). These funds accrued dividends in Preferred Units of Euromar. In December 2016, we determined that it was unlikely to recover any investment in Preferred Units of Euromar and recorded an impairment of $4.42 million representing the entire value of Preferred Units; we also stopped recognizing any additional accrued dividends. As of December 31, 2016, our Other Investment was shown in our consolidated balance sheet at $4.00 million which represents the funds in the escrow account. During 2017, we continued not recognizing any accrued dividends and hence, other investment income was nil for the period. The funds held in the escrow account were returned to us in September 2017.
Dividend Series B Preferred Shares. The Series B Preferred Shares paid dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2017, the Company declared and paid in kind dividends of $1.81 million. In 2016, the Company declared and paid in kind dividends of $1.73 million.
Net loss attributable to common shareholders. As a result of the above, net loss for the year ended December 31, 2017 was $8.75 million compared to a net loss of $35.81 million for the year ended December 31, 2016.
B.	Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and if necessary operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, like our on-going at-the-market (“ATM”) offering (under our filed prospectus about $2.20 million of our stock is still available for sale) and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2019 and beyond.

Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2018:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years
Bank debt	$37,491,000	$5,212,000	$32,279,000	-
Interest Payments (1)	$5,937,060	$2,368,282	$3,568,778	-
Vessel Management fees (2)	$12,833,294	$3,153,740	$5,164,451	$4,515,103
Other Management fees (3)	$5,152,010	$1,250,000	$2,575,500	$1,326,510
Total	$61,413,364	$11,984,022	$43,587,729	$5,841,613

(1) Assuming the amortization of the loans as of December 31, 2018 described above, each loan’s interest rate margin over LIBOR and average LIBOR rates of about 3.01%, 2.31%, 2.11%, 2.02%, 2.03% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2018. Also includes our obligation to make payments required as of December 31, 2018 under our interest rate swap agreements based on the same LIBOR forward rate assumptions.
(2) Refers to our obligation for management fees under our Amended and Restated Master Management Agreement and management agreements with the shipowning companies in effect as of January 1, 2019 and expiring on January 1, 2023.  The management fees have been computed for 2019 based on the agreed rate of 685 Euros per day per vessel (approximately $785) and for 2020 we have assumed an increase in the rate of 2% for inflation. We assumed no changes in the US Dollar to Euro exchange rate (assumed at 1.15 USD/Euro). We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations.
(3) Refers to our obligation for management fees of $1,250,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2020 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on January 1, 2023.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping). Our vessels are currently classed with Bureau Veritas, Det Norske Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The following table lists the drydocking or special survey for the vessels in our current fleet.
Vessel	Next	Type
EVRIDIKI G.	May 2019	Intermediate Survey
EM CORFU	October 2019	Intermediate Survey
AKINADA BRIDGE	October 2019	Special Survey
KUO HSIUNG	November 2019	Intermediate Survey
MANOLIS P.	May 2020	Special Survey
EM OINOUSSES	September 2020	Special Survey
AEGEAN EXPRESS	October 2020	Intermediate Survey
EM ASTORIA	September 2021	Intermediate Survey
JOANNA P	January 2022	Intermediate Survey
EM ATHENS	December 2020	Special Survey
NINOS	July 2020	Special Survey

Cash Flows
Cash and cash equivalents increased to $6.96 million as of December 31, 2018, compared to $2.86 million as of December 31, 2017. Cash in restricted and retention accounts amounted to $6.25 million as of December 31, 2018 compared to $5.4 million as of December 31, 2017.  Cash and cash equivalents are primarily held in U.S. dollars and Euros.
As of December 31, 2018, we had a working capital surplus of $0.4 million and have been incurring losses. For the two years following January 29, 2019 the holders of Series B Preferred Shares will receive a cash dividend at a dividend rate of 12% per annum, which will increase to 14% thereafter.
We intend to fund our working capital requirements via cash at hand, cash flow from operations, debt balloon payment refinancing and proceeds from equity offerings. In the unlikely event that these are not sufficient we may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with our Chief Executive Officer, and possible vessel sales (where equity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net Cash Provided by Operating Activities
Our cash flow deficit from operating activities for 2018 was $1.48 million as compared to a net surplus from cash flows provided by operating activities of $5.05 million in 2017 and cash flow deficit from operating activities of $5.09 million in 2016.
The major drivers of the change of cash flows from operating activities for the year ended December 31, 2018 compared to the year ended December 31, 2017, are the following: the significant recovery of the market rates during the year ended December 31, 2018, which resulted in a significantly higher TCE rate of $9,179 compared to $7,309 for the year ended December 31, 2017. The increase in TCE rates as well as the increase in the average number of vessels in our fleet is also reflected in the increase of our operating income (excluding non-cash items) to $4.43 million for the year ended December 31, 2018 from $1.59 million for the corresponding period in 2017. This positive effect was, however, offset by (i) a net working capital outflow of $3.48 million during the year ended December 31, 2018 compared to a net working capital inflow of $4.82 million for the year ended December 31, 2017, mainly due to the significant decrease of the Due to related company balance during 2018 and (ii) by higher net interest expense for the year ended December 31, 2018 compared to the corresponding period in 2017.

The positive change in cash flows from operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016, was due to: (i) the modest recovery of the market rates during the year ended December 31, 2017, which resulted in a slightly higher TCE rate of $7,309 compared to $7,120 for the year ended December 31, 2016; and (ii) lower drydocking expenses of $0.57 million for one vessel that underwent drydocking in the year ended December 31, 2017 compared to $2.20 million for three vessels that underwent drydocking in the year ended December 31, 2016.  The slight increase in TCE rates and in the average number of vessels in our fleet as well as the decrease in drydocking expenses is also reflected in the increase of our operating income (excluding non-cash items) to $1.59 million for the year ended December 31, 2018 from $1.50 million of operating loss (excluding non-cash items) for the corresponding period in 2016. There was also positive effect from a net working capital inflow of $4.82 million during the year ended December 31, 2017, mainly due to the significant increase of the Due to related company balance during 2017, compared to a net working capital outflow of $2.22 million for the year ended December 31, 2016.
Net Cash Used in Investing Activities
Net cash flows provided by investing activities were $6.25 million for the year ended December 31, 2018 compared to $16.51 million used in investing activities for the year ended December 31, 2017. The net increase in cash flows provided by investing activities of $22.76 million from 2017 is mainly attributable to a decrease of $30.0 million in payments for vessel acquisitions and major improvements during the year ended December 31, 2018 compared to the same period of 2017, partially offset by a net increase of $3.30 million in proceeds from vessel sales during the year ended December 31, 2018, compared to the same period of 2017 and $4.0 million of increased cash flows for the year ended December 31, 2017 due to a release of funds from other investment that took place during 2017.
Net cash flows used in investing activities were $16.51 million for the year ended December 31, 2017 compared to cash flows provided by investing activities of $1.11 million for the year ended December 31, 2016. The net decrease in cash flows used in investing activities of $17.62 million is attributable to an increase of $26.98 million in payments for vessel acquisitions and major improvements during the year ended December 31, 2017 compared to the same period of 2016, partially offset by an increase of $5.36 million in proceeds from vessel sales during the year ended December 31, 2017, and $4.0 million of increased cash flows for the year ended December 31, 2017 due to a release of funds from other investment that took place during 2017.
Net Cash Used in Financing Activities
Net cash flows provided by financing activities were $0.14 million for the year ended December 31, 2018, compared to net cash flows provided by financing activities of $12.75 million for the year ended December 31, 2017. This decrease in cash flows provided by financing activities of $12.61 million, compared to the year ended December 31, 2017, is attributable to an increase of $23.11 million in long term debt principal payments during the year ended December 31, 2018, compared to the same period of 2017 (including a $2.0 million related party loan repaid in 2017) and an increase of $3.02 million in net outflow of funds to a spun-off subsidiary (EuroDry) during the year ended December 31, 2018, compared to the same period in 2017, which is partially offset by an increase of $1.74 million in proceeds from issuance of common stock, net of offering expenses  during the year ended December 31, 2018, compared to the same period of 2017 and an increase in proceeds of long term debt (net of loan arrangement fees paid) of $11.76 million during the year ended December 31, 2018, compared to the same period of 2017.
Net cash flows provided by financing activities were $12.75 million for the year ended December 31, 2017, compared to net cash flows used in financing activities of $6.34 million for the year ended December 31, 2016. This increase in cash flows provided by financing activities of $19.09 million, compared to the year ended December 31, 2016, is mainly attributable to an increase in proceeds from long-term debt (net of loan arrangement fees paid) of $5.82 million during the year ended December 31, 2017, compared to the year ended December 31, 2016 (including proceeds of $2.0 million from a related party loan during 2016), a decrease of $6.88 million in repayments of  long term debt during the year ended December 31, 2017 (including a $2.0 million related party loan repaid in 2017), compared to the same period of 2016 and a decrease of $9.27 million in net outflow of funds to a spun-off subsidiary (EuroDry) during the year ended December 31, 2018, compared to the same period in 2017, which is partially offset by a decrease of $2.88 million in proceeds from issuance of common stock, net of offering expenses during the year ended December 31, 2017, compared to the same period of 2016.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of December 31, 2018, we had three outstanding loans with a combined outstanding balance of $37.49 million. These loans have maturity within 2021. Our long-term debt as of December 31, 2018 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2018 is provided in Note 7 of our attached unaudited consolidated financial statements. As of December 31, 2018, we are scheduled to repay approximately $5.21 million of the above bank loans in 2019.

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2017	2018
Assets
Current assets
Cash and cash equivalents		2,858,927	6,960,258
Restricted cash	7	1,103,953	117,063
Trade accounts receivable, net		885,495	958,705
Other receivables		965,037	2,031,415
Inventories	3	1,193,018	1,704,391
Prepaid expenses		247,039	222,336
Vessel held for sale	4	4,914,782	-
Total current assets, continuing operations		12,168,251	11,994,168
Current assets of discontinued operations		3,914,117	-
Total current assets		16,082,368	11,994,168

Long-term assets
Vessels, net	4	52,132,079	48,826,128
Restricted cash	7	4,334,267	6,134,267
Due from spun-off subsidiary		24,585,518	-
Long-term assets of discontinued operations		65,195,329	-
Total assets		162,329,561	66,954,563

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	4,203,261	4,870,241
Trade accounts payable		1,522,473	2,288,525
Accrued expenses	5	1,117,110	1,301,805
Deferred revenues		590,178	417,634
Due to related company	6	4,986,836	2,672,895
Derivatives	113, 16	229,451	41,435
Total current liabilities, continuing operations		12,649,309	11,592,535
Current liabilities of discontinued operations		5,883,288	-
Total current liabilities		18,532,597	11,592,535

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2017	December 31, 2018

Long-term liabilities
Long-term bank loans, net of current portion	7	29,811,241	31,716,549
Derivatives	13, 16	16,631	-
Vessel profit participation liability	7	1,297,100	1,067,500
Total long-term liabilities, continuing operations		31,124,972	32,784,049
Long-term liabilities of discontinued operations		30,364,035	-
Total long-term liabilities		61,489,007	32,784,049
Total liabilities		80,021,604	44,376,584
Commitments and contingencies	9
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 37,314 and 19,605 issued and outstanding, respectively)	15	35,613,759	18,757,361
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126 and 12,515,645 issued and outstanding)	18	338,230	375,476
Additional paid-in capital		284,236,597	233,668,127
Accumulated deficit		(237,880,629)	(230,222,985)
Total shareholders’ equity		46,694,198	3,820,618
Total liabilities, mezzanine equity and shareholders’ equity		162,329,561	66,954,563

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2016, 2017 and 2018
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2016	2017	2018
Revenues
Time charter revenue		21,409,236	24,278,048	36,062,202
Voyage charter revenue		47,979	559,319	206,682
Related party management fee income	14	240,000	240,000	-
Commissions (including, $268,658, $310,467 and $453,361, respectively, to related party)	6, 12	(1,151,879)	(1,318,248)	(1,844,147)
Net revenue, continuing operations		20,545,336	23,759,119	34,424,737
Operating expenses
Voyage expenses	12	1,209,085	1,564,489	1,261,088
Vessel operating expenses (including, $175,761, $190,723 and $256,069, respectively, to related party)	6, 12	13,853,444	15,019,342	19,986,170
Other operating income		-	(499,103)	-
Dry-docking expenses		2,204,784	571,291	2,774,924
Vessel depreciation	4	4,959,487	3,585,965	3,305,951
Related party management fees	6	2,399,461	2,632,637	3,536,094
Other general and administrative expenses (including $1,479,374, $1,306,476 and $1,561,126, respectively, to related party)	6, 10	2,673,594	2,502,203	2,565,502
Net gain on sale of vessels (including $27,741, $70,640 and $64,500 to related party)	4, 6	(10,597)	(803,811)	(1,340,952)
Loss on write-down of vessels held for sale (including $29,469, $0 and $0, respectively, to related party)	4, 6	5,924,668	4,595,819	-
Total operating expenses, continuing operations		33,213,926	29,168,832	32,088,777
Operating (loss) / income, continuing operations		(12,668,590)	(5,409,713)	2,335,960
Other income/(expenses)
Interest and other financing costs		(1,370,830)	(1,554,695)	(3,050,768)
(Loss) / gain on derivatives, net	13	(119,154)	12,389	(44,343)
Other investment income	14	1,024,714	-	-
Impairment of other investment	14	(4,421,452)	-	-
Foreign exchange (loss) / gain		(31,033)	(30,214)	13,963
Interest income		22,277	37,972	81,792
Other expenses, net, continuing operations		(4,895,478)	(1,534,548)	(2,999,356)
Equity loss in joint venture	14	(2,444,627)	-	-
Impairment in joint venture	14	(14,071,075)	-	-
Net loss, continuing operations		(34,079,770)	(6,944,261)	(663,396)
Dividends to Series B preferred shares	15	(1,725,699)	(1,808,811)	(1,335,733)
Net loss attributable to common shareholders, continuing operations		(35,805,469)	(8,753,072)	(1,999,129)
Loss per share attributable to common shareholders - basic and diluted, continuing operations	11	(4.38)	(0.79)	(0.18)
Weighted average number of shares outstanding during the year, basic and diluted	11	8,165,703	11,067,524	11,318,197
Net (loss) / income attributable to common shareholders, discontinued operations	17	(10,141,353)	849,701	554,506
Net loss attributable to common shareholders		(45,946,822)	(7,903,371)	(1,444,623)
The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2016, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance December 31, 2015	8,195,760	245,873	278,833,156	(184,030,436)	95,048,593
Net loss attributable to common shareholders	-	-	-	(45,946,822)	(45,946,822)
Issuance of shares from private placement, net of issuance costs	719,425	21,583	978,417	-	1,000,000
Issuance of shares for vessel acquisition, net of issuance costs	900,000	27,000	1,773,000	-	1,800,000
Issuance of shares sold at the market (ATM), net of issuance costs	978,847	29,365	1,881,287	-	1,910,652
Issuance of restricted shares for stock incentive award and share-based compensation	82,080	2,462	291,879	-	294,341
Balance December 31, 2016	10,876,112	326,283	283,757,739	(229,977,258)	54,106,764
Net loss attributable to common shareholders	-	-	-	(7,903,371)	(7,903,371)
Issuance of shares sold at the market (ATM), net of issuance costs	301,780	9,060	365,183	-	374,243
Issuance of restricted shares for stock incentive award and share-based compensation	100,270	3,008	113,554	-	116,562
Shares forfeited	(4,036)	(121)	121	-	-
Balance December 31, 2017	11,274,126	338,230	284,236,597	(237,880,629)	46,694,198
Net loss attributable to common shareholders	-	-	-	(1,999,129)	(1,999,129)
Spin-off of EuroDry Ltd. to stockholders	-	-	(52,520,821)	9,656,773	(42,864,048)
Issuance of shares sold at the market (ATM), net of issuance costs	1,116,069	33,482	1,831,628	-	1,865,110
Issuance of restricted shares for stock incentive award and share-based compensation	125,450	3,764	120,723	-	124,487

Balance December 31, 2018	12,515,645	375,476	233,668,127	(230,222,985)	3,820,618

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)
	2016	2017	2018
Cash flows from operating activities:
Net loss	(34,079,770)	(6,944,261)	(663,396)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation of vessels	4,959,487	3,585,965	3,305,951
Other operating income	-	(499,103)	-
Loss on write-down of vessels held for sale	5,924,668	4,595,819	-
Amortization and write off of deferred charges	141,883	113,244	321,181
Amortization of debt discount	-	60,988	465,507
Net gain on sale of vessels	(10,597)	(803,811)	(1,340,952)
Share-based compensation	294,341	116,562	124,487
Unrealized (gain) / loss on derivatives	(12,921)	5,901	(204,647)
Other investment income	(1,024,714)	-	-
Impairment of other investment	4,421,452	-	-
Equity loss and impairment of investment in joint venture	16,515,702	-	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	217,517	(91,604)	(73,210)
Prepaid expenses	2,639	(117,793)	24,703
Other receivables	378,811	(210,741)	(1,066,378)
Inventories	344,578	329,244	(511,373)
Increase / (decrease) in:
Due to related company	(2,876,104)	4,314,415	(2,732,256)
Trade accounts payable	459,912	197,782	766,052
Accrued expenses	(654,127)	167,016	282,045
Deferred revenues	(90,825)	233,402	(172,544)
Net cash (used in) / provided by operating activities of continuing operations	(5,088,067)	5,053,025	(1,474,830)
Cash flows from investing activities:
Cash paid for capitalized expenses and vessel acquisition	(3,086,812)	(30,063,480)	(1,867)
Cash released from other investment	-	4,000,000	-
Proceeds from sale of vessels	4,196,268	9,552,260	6,255,735
Net cash provided by / (used in) investing activities of continuing operations	1,109,456	(16,511,220)	6,253,868

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

(Continued)
	2016	2017	2018
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	3,168,058	549,495	1,975,110
Investment in subsidiary spun-off	(8,823,927)	(915,525)	(3,298,356)
Due from spun-off subsidiary	(725,620)	639,312	-
Offering expenses paid	(82,377)	(341,072)	(22,488)
Loan arrangement fees paid	(260,232)	(187,637)	(419,863)
Proceeds from long-term bank loans	14,500,000	22,250,000	34,250,000
Repayment of long-term bank loans	(16,117,125)	(7,243,915)	(32,349,000)
Proceeds from related party loan	2,000,000	-	-
Repayment of related party loan	-	(2,000,000)	-
Net cash (used in) / provided by financing activities of continuing operations	(6,341,223)	12,750,658	135,403

Net (decrease) / increase in cash, cash equivalents and restricted cash	(10,319,834)	1,292,463	4,914,441
Cash, cash equivalents and restricted cash at beginning of year	17,324,518	7,004,684	8,297,147
Cash, cash equivalents and restricted cash at end of year, continuing operations	7,004,684	8,297,147	13,211,588
Cash breakdown
Cash and cash equivalents	2,616,984	2,858,927	6,960,258
Restricted cash, current	153,432	1,103,953	117,063
Restricted cash, long term	4,234,268	4,334,267	6,134,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	7,004,684	8,297,147	13,211,588

Discontinued operations:
Net cash provided by operating activities of discontinued operations	4,255,829	2,910,287	3,970,170
Net cash used in investing activities of discontinued operations	(24,243,012)	(9,635,504)	(29,045,685)
Net cash provided by financing activities of discontinued operations	20,472,737	9,283,359	27,928,885

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

(Continued)

Supplemental cash flow information Cash paid for interest, net of capitalized expenses	1,238,422	1,174,863	2,475,631
Financing, and investing activities fees:
Loan arrangement fees accrued	-	74,863	-
Offering expenses accrued	178,308	12,488	100,000
Payment-in-kind dividends	1,725,699	1,808,811	1,335,733
Capital expenditures included in liabilities	142,947	-	-
Shares issued as consideration for vessel acquisition including inventory on-board	1,800,000	-	-
Preferred shares distributed to EuroDry	-	-	18,192,131

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. (the “Company” or “Euroseas”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus, becoming the sole shareholder of Euroseas Ltd. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or  “Manager”), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 6).

The Pittas family is the controlling shareholder of Friends Investment Company Inc. which, in turn, owns [33.3]% of the Company’s common shares as of December 31, 2018.

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off (the “Spin-off”) of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented.

 The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned subsidiaries are set out below:

●
Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 deadweight tons (“DWT”) / 1,169 twenty-foot equivalent (“TEU” – a measure of carrying capacity in containers) container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

●
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT / 1,169 TEU container carrier M/V “Ninos” (previously named M/V “Quingdao I”) which was built in 1990 and acquired on February 16, 2001.

●
Diana Trading Ltd. incorporated in the Republic of Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002. M/V “Irini” was sold on July 10, 2013.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

●
Xenia International Corp., incorporated in the Republic of Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.  On March 7, 2012, the vessel was renamed M/V “Anking”. The vessel was sold on June 4, 2013.

●
Prospero Maritime Inc., incorporated in the Republic of Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 21, 2006. The vessel was sold on January 15, 2016.

●
Xingang Shipping Ltd., incorporated in Republic of Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT / 1,599 TEU container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006. On July 11, 2009, the vessel was renamed M/V “Mastro Nicos” and on November 5, 2009, it was renamed M/V “YM Port Kelang”. On October 25, 2011 the vessel was renamed M/V “Marinos”. The vessel was sold on November 26, 2015.

●
Manolis Shipping Ltd., incorporated in the Republic of Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007.

●
Eternity Shipping Company, incorporated in the Republic of Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V “Clan Gladiator”, which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V “Clan Gladiator” was renamed M/V “OEL Transworld” and on August 31, 2009 the vessel was renamed M/V “Captain Costas”. The vessel was sold on May 10, 2016.

●
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Despina P”, which was built in 1990 and acquired on August 13, 2007. The vessel was sold on December 28, 2015.

●
Tiger Navigation Corp., incorporated in the Republic of Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V “Tiger Bridge”, which was built in 1990 and acquired on October 4, 2007. The vessel was sold on November 9, 2015.

●
Noumea Shipping Ltd, incorporated in the Republic of Marshall Islands on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container carrier M/V “Maersk Noumea”, renamed “Evridiki G”, which was built in 2001 and acquired on May 22, 2008.

●
Saf-Concord Shipping Ltd., incorporated in the Republic of Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V “Monica P”, which was built in 1998 and acquired on January 19, 2009. The vessel was sold on June 25, 2018.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

●
Eleni Shipping Ltd., incorporated in the Republic of Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V “Eleni P”, which was built in 1997, acquired on March 6, 2009 and sold on January 26, 2017.

●
Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V “Aggeliki P” which was built in 1998, acquired on June 21, 2010 and sold on December 6, 2017.

●
Joanna Maritime Ltd., incorporated in Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna” which was built in 1999 and acquired on July 4, 2013. On January 8, 2016, the vessel has been renamed M/V “Vento di Grecale”. On March 17, 2017 the vessel was again renamed M/V “Joanna”.

●
Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express” which was built in 1997 and acquired on September 29, 2016.

●
Hull 2 Shipping Ltd., incorporated in the Republic of the Marshall Islands on December 30, 2013, owner of the Marshall Islands flag 20,976 DWT / 1,645 TEU container carrier M/V “RT Dagr” which was built in 1998 and acquired on December 23, 2017. The vessel was sold on January 31, 2017.

●
Gregos Shipping Ltd., incorporated in the Republic of Liberia on May 25, 2017, owner of the Liberian flag 35,600 DWT / 2,788 TEU container carrier M/V “EM Astoria” which was built in 2004 and acquired on June 20, 2017.

●
Athens Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Athens” which was built in 2000 and acquired on September 29, 2017.

●
Corfu Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 34,654 DWT / 2,556 TEU container carrier M/V “EM Corfu” which was built in 2001 and acquired on October 29, 2017.

●
Oinousses Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Oinousses” which was built in 2000 and acquired on October 23, 2017.

●
Bridge Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 71,366 DWT / 5,610 TEU container carrier M/V “Akinada Bridge” which was built in 2001 and acquired on December 21, 2017.

Eurocon Ltd. is an intermediate holding company between the vessel owning subsidiaries and Euroseas Ltd. Eurocon Ltd. was incorporated in the Republic of the Marshall Islands on September 18, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

As of December 31, 2018, the Company had a working capital surplus of $0.4 million and has been incurring losses. The Company’s cash balance amounted to $6.96 million and cash in restricted retention accounts amounted to $6.25 million as of December 31, 2018. For the two years following January 29, 2019 the holders of EuroDry Series B Preferred Shares will receive a cash dividend at a dividend rate of 12% per annum, which will increase to 14% thereafter (Note 15). The Company intends to fund its  working capital requirements via cash at hand, cash flow from operations, debt balloon payment refinancing and equity offerings. In the unlikely event that these are not sufficient the Company may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, and possible vessel sales (where equity will be released), if required, among other options.   The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the years ended December 31, 2016, 2017 and 2018, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2016	2017	2018
CMA CGM, Marseille	19%	34%	51%
New Golden Sea Shipping Pte. Ltd., Singapore	30%	31%	33%
MSC Geneva	22%	17%	11%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.  The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Euroseas Ltd. and its subsidiaries.  Inter-company balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented. As such, no statement of comprehensive income / (loss) has been presented.

Foreign currency translation

The Company’s functional currency as well as the functional currency of all its subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.  Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction.  The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are cash in bank accounts, time deposits or other certificates purchased with an original maturity of three months or less.

Restricted cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel and amounts that are pledged, blocked or held as cash collateral.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.
Inventories

Inventories are stated at the lower of cost and net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation.  Inventories are valued using the FIFO (First-In First-Out) method.

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Vessels under construction are presented at cost, which  includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including interest costs incurred during the construction period.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Assets Held for Sale

The Company may dispose of certain of its vessels when suitable opportunities occur, including prior to the end of their useful lives. The Company classifies assets as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction.

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow.

Revenue and expense recognition

Revenues are generated from time charters and voyage charters. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight.

The Company’s time charter agreements are classified as operating leases pursuant to ASC 840 “Leases”, according which revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured.  Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance ASC 840 related to leases, adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port.

The Company adopted the provisions of the new standard on revenue from contracts with customers (ASC 606) on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of that date. Voyage charter agreements are considered service contracts that fall under the provisions of ASC 606, because the Company as the shipowner retains the control over the operation of the vessel such as directing the routes taken or the vessel speed. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge. Prior to the adoption of ASC 606, revenue from voyage contracts was recognized from the later of the discharge of the vessel’s previous cargo or the time it receives a contract that is not cancelable, until the discharge of the current cargo. The majority of revenue from voyage charter agreements is usually collected in advance. During the years ended December 31, 2016, 2017 and 2018, there has been no voyage charter in 2016 and only one instance in each of 2017 and 2018 where a vessel was employed under a voyage charter and in both cases the voyage began and ended in the same period.

Demurrage income is included in Voyage charter revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Demurrage income for the years ended December 31, 2016, 2017 and 2018 was not material.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage charter agreements, voyage expenses relate to bunkers, port charges, canal tolls, and agency fees and are all paid by the Company. Costs incurred prior to loading which are directly related to the voyage may be deferred if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within time charter revenue.

Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Dry-docking and special survey expenses

Dry-docking and special survey expenses are expensed as incurred.

Pension and retirement benefit obligations – crew

The ship-owning companies contract the crews on board the vessels under short-term contracts (usually up to 9 months).  Accordingly, they are not liable for any pension or post-retirement benefits.

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs. Deferred offering expenses are charged against paid-in capital when financing is completed or expensed to other general and administrative expenses when financing efforts are terminated.

Fair value of time charter acquired

The Company records all identified tangible and intangible assets or any liabilities associated with the acquisition of a vessel at fair value. Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the charterer.  The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to Time charter revenues over the remaining term of the charter.

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “Other general and administrative expenses” in the “Consolidated statements of operations.” The shares to employees and directors are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. In addition, non-vested awards granted to non-employees are recognized on a straight-line basis over the remaining period service is provided.  The fair value of the awards granted to non-employees are measured at the fair value at each reporting period until the non-vested shares vest and performance is complete.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Investment in Joint Venture

Investments in companies over which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). The investment is also adjusted to reflect the Company’s share of changes in the investee’s capital.

Impairment of long-lived assets

The Company reviews its long-lived assets “held and used” for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

Other investments

Investments over which the Company believes it does not exercise any influence are carried at the book value and are adjusted to recognize accrued income and are adjusted for impairment whenever facts and circumstances determine that they are not recoverable. The amount of the adjustment is included in the determination of net income / (loss) (Note 14).

Derivative financial instruments

Derivative instruments are  recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as either a component in other comprehensive income if specific hedge accounting criteria are met in accordance with guidance relating to  “Derivatives and Hedging”  or in earnings if hedging criteria are not met.

Preferred shares

Preferred shares are recorded at the initial consideration  received less offering expenses and adjusted by including the redemption value of dividends paid in-kind. The Company recognizes changes in the redemption value of the preferred shares immediately as they occur and adjusts the carrying amount of the preferred shares to equal the redemption value at the end of each reporting period to that effect.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Earnings / (loss) per common share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2017 and 2018, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares, while for the preferred shares issued the Company uses the if-converted method to assess the dilutive effect.

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the type of ship employment for its customers, i.e. voyage or time charters.  The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.  As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, "Revenue from Contracts with Customers", which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017 and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU for its revenues from voyage charters for its reporting period commencing January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard did not have an impact on the Company’s financial statements, as the Company did not have any voyage charters in progress as of December 31, 2017 and 2018. Voyage charter revenues represent less than 3% of total revenues for each of the years in the three year period ended December 31, 2018.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company will adopt ASC 842 for its reporting period commencing January 1, 2019 and has elected not to recast the comparative periods presented when transitioning to ASC 842. The Company’s time charter agreements will be classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. The nature of the lease component and non-lease component that will be combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The Company has elected not to separate the lease and non-lease components. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. Since lessor accounting remains largely unchanged from current U.S. GAAP, the implementation of this standard will not have a significant impact on the Company’s financial statements, however it will increase the disclosures relating to the Company’s leasing arrangements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public entities, the amendments in ASU 2018-07 are effective for annual periods beginning after 15 December 2018, and interim periods within those annual periods. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

3.	Inventories

Inventories consisted of the following:
	2017	2018
Lubricants	1,107,571	1,043,763
Victualing	85,447	79,965
Bunkers	-	580,663
Total	1,193,018	1,704,391

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	58,665,385	(17,520,010)	41,145,375
- Depreciation for the year	-	(3,585,965)	(3,585,965)
- Vessel Acquisitions	30,015,188	-	30,015,188
- Sale of vessels	(9,318,842)	2,110,762	(7,208,080)
- Vessels held for sale	(18,081,755)	9,847,316	(8,234,439)
Balance, December 31, 2017	61,279,976	(9,147,897)	52,132,079
- Depreciation for the year	-	(3,305,951)	(3,305,951)
Balance, December 31, 2018	61,279,976	(12,453,848)	48,826,128

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

On May 10, 2016, the Company sold M/V “Captain Costas”, one of the Company's containership vessels, for a net price of $2.65 million. After sales commissions of 4%, which includes the 1% payable to Eurochart S.A. (see Note 6), and other sale expenses, the Company realized a gain of $10,597.

On September 29, 2016, the Company acquired M/V “Aegean Express”, a 1,439 teu containership vessel, for a purchase price plus costs required to make the vessel available for use of $3,151,940. On December 23, 2016, the Company signed a memorandum of agreement to purchase M/V “RT Dagr”, a 1,645 teu feeder containership vessel built in 1998 in Germany, for approximately $1.81 million by issuing 864,292 shares of the Company's common stock and payment of acquisition expenses of $77,821 with another 35,708 common shares issued as payment for the amount of fuel that was acquired along with the vessel. On January 13, 2017, the Company agreed to sell for scrap M/V “RT Dagr”, for a net price of $2.3 million.  The vessel was delivered to its buyers on January 31, 2017. The Company recorded a gain on sale of approximately $0.5 million presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the “Consolidated Statements of Operations”.

On December 20, 2016, the Company agreed to sell for scrap M/V "Eleni P", a 72,119 dwt 1997-built drybulk carrier. The vessel was written down to its fair market value less costs to sell resulting in a non-cash loss of $5.92 million, or $0.73 loss per share basic and diluted. This amount is presented in the "Loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  The vessel was delivered to its buyers on January 26, 2017.

On September 30, 2017 the Company decided to sell for scrap M/V “Aggeliki P.” a 2,008 teu 1998-built container carrier and M/V “Monica P” a 46,667 dwt 1998-built drybulk carrier.  Both vessels were written down to their fair market value, resulting in a non-cash loss of $4.6 million, or $0.42 loss per share basic and diluted. These amounts are presented in the "Loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  The Company sold the vessel on December 6, 2017 for net proceeds of approximately $4.4 million and recorded a gain on sale of approximately $0.3 million for the year ended December 31, 2017, presented in the “Net gain on sale of vessels” line in the "Operating Expenses" section of the "Consolidated Statements of Operations". M/V “Aggeliki P” was sold on December 6, 2017. M/V “Monica P” was still held for sale as of December 31, 2017 with a value of $4.9 million that was presented in "Vessel held for sale" in the "Consolidated Balance Sheets” as of December 31, 2017 and was sold on June 25, 2018. The sale resulted in a gain of $1.34 million which is presented in the “Net gain on sale of vessels” line in the "Operating Expenses" section of the "Consolidated Statements of Operations".

On June 20, 2017 the Company acquired the feeder containership (2,788 teu, 2004 built) M/V “EM Astoria” for a purchase price of $4.75 million.

On September 29, 2017 the Company acquired the feeder containership (2,506 teu, 2000 built) M/V “EM Athens” for a purchase price of $4.24 million.

On October 23, 2017 the Company acquired the feeder containership (2,506 teu, 2000 built) M/V “EM Oinousses” for a purchase price of $4.25 million.

On October 29, 2017 the Company acquired the feeder containership (2,556 teu, 2001 built) M/V “EM Corfu” for a purchase price of $5.66 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

On December 21, 2017 the Company acquired the intermediate containership (5,610 teu, 2001 built) M/V “Akinada Bridge” for a purchase price of $11.12 million.

The Company performed the undiscounted cash flow test as of December 31, 2017 and 2018 and determined that the net book value of its vessels held for use was recoverable.

All the Company’s vessels have been mortgaged as security for the Company’s loans.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

5. Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2017	As of December 31, 2018

Accrued payroll expenses	210,664	93,404
Accrued interest expense	262,546	565,623
Accrued deferred charges	74,863	-
Accrued general and administrative expenses	209,161	348,761
Accrued commissions	100,793	39,545
Other accrued expenses	259,083	254,472
Total	1,117,110	1,301,805

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily fee of Euro 685 for each of  2016, 2017 and 2018, under the Company’s Master Management Agreement. An additional fixed management fee (see below) is paid to the Manager for the provision of various management services. Vessel management fees paid to the Manager amounted to $2,399,461, $2,632,637 and $3,536,094 in 2016, 2017 and 2018, respectively.

The Company’s Master Management Agreement (“MMA”) with Eurobulk provides for an annual adjustment of the daily management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up.  In the case of newbuilding vessel contracts, the same management fee of Euro 685 becomes effective when construction of the vessels actually begins. The Master Management Agreement, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager a management agreement with the rate and term of these agreements set in the Master Management Agreement effective at such time.

The MMA was amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 (“volume discount”); it was further renewed as of January 1, 2014 for a new five year term until January 1, 2019.

Starting January 1, 2013, the daily vessel management fee was adjusted to Euro 720 per day per vessel in operation and 360 Euros per day per vessel in lay-up before the 5% discount. The fee remained unchanged for the subsequent years starting January 1, 2014, 2015, 2016, 2017.

The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2018 and will be adjusted annually for inflation in the Eurozone. The fee remained unchanged for 2019. These fees are recorded under “Related party management fees” in the “Consolidated statements of operations”.

In addition to the vessel management services, the Manager provides executive services to the Company. In 2016, 2017 and 2018 up to the Spin-off, compensation for such services to the Company as a public company was $2,000,000 per annum for the Company pre Spin-off. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. The amount of such executive compensation allocated to the Company pre Spin-off was based on the proportion of the number of calendar days that related to Euroseas post spin-off vessels to the number of days of the entire fleet of Euroseas. These amounts amounted to $1,479,374, $1,306,476 and $1,561,126 in 2016, 2017 and 2018, respectively, and are recorded in “Other general and administrative expenses” in the “Consolidated statements of operations.”

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions - continued

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2017 and 2018, the amounts due to related company were $4,986,836 and $2,672,895, respectively. Based on the MMA between Euroseas Ltd. and Euroseas’ ship owning subsidiaries and the Manager an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to the Manager.

The Company in November 2016 reached an agreement with a related party, COLBY Trading Ltd., a company controlled by the Pittas family and affiliated to its CEO, to draw a $2 million loan to finance working capital needs with an interest rate of 10% per annum. Interest on the loan was payable quarterly, there were no principal repayments until January 2018 when the loan matured and there was no prepayment penalty. The Company fully repaid this loan along with the first interest payment of $50,556 earlier than scheduled at the end of February 2017.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for vessel sales were $55,796, $70,640 and $64,500 in 2016, 2017 and 2018, respectively, recorded in “Net gain on sale of vessels” and “Loss on write-down of vessels held for sale” in the “Consolidated statements of operations”. A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes; The Company withheld, on behalf of Eurochart, commissions of $30,000, $118,526 and nil in 2016, 2017 and 2018, respectively, for vessels the Company acquired. Commissions to Eurochart S.A. for chartering services were, $268,658, $310,467 and $453,361 in 2016, 2017 and 2018, respectively, recorded in “Commissions” in the “Consolidated statements of operations”.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”); and with a crewing agent Technomar Crew Management Services Corp (“Technomar”). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were, $78,530 and $97,231 in 2016, $89,329 and $101,394 in 2017 and $118,684 and $137,385 in 2018, respectively.  These amounts are recorded in “Vessel operating expenses” in the “Consolidated statements of operations.”

On December 23, 2016, the Company acquired M/V “RT Dagr” from entities managed by Tennenbaum Capital Partners (Tennenbaum Opportunities Fund V, LP and Tennenbaum Opportunities Fund VI, LLC), one of the Company’s Series B Preferred Shareholders (see Note 15), by issuing 900,000 shares of common stock as consideration for the value of the vessel and fuel on board. The fair value of the shares at issuance was $1.8 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7.	Long-Term Debt

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2017	December 31, 2018
Noumea Shipping Ltd.	(a)	5,640,000	3,341,000
Gregos Shiping Ltd.	(b)	4,550,000	4,150,000
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd.	(c)	7,900,000	-
Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation ltd. / Bridge Shipping Ltd.	(d)	17,500,000	-
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd.	(e)	-	30,000,000
		35,590,000	37,491,000
Less: Current portion		(4,699,028)	(5,212,000)
Long-term portion		(30,890,972)	(32,279,000)
Deferred charges, current portion		142,767	125,357
Deferred charges, long-term portion		196,619	237,848
Debt discount, current portion		353,000	216,402
Debt discount, long-term portion		883,112	324,603
Long-term debt, current portion net of deferred charges and debt discount		4,203,261	4,870,241
Long-term debt, long-term portion net of deferred charges and debt discount		29,811,241	31,716,549

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt - continued

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2019	5,212,000
2020	5,212,000
2021	27,067,000
2022	-
2023	-
Thereafter	-
Total	37,491,000

(a)
On December 22, 2016, the supplemental agreement with Noumea Shipping Ltd., owner of M/V “Evridiki G” was signed in order to refinance the final quarterly instalment of $720,000 and the balloon payment of $6,360,000 originally due in December 2016. The borrower and the lender agreed to amend the repayment profile in respect of the loan of which $7,080,000 remained outstanding as of the date of the supplemental agreement and to extend the final maturity date to January 2018. The loan will be repaid with three repayments of $720,000 each, due in December 2016, in July 2017 and in January 2018 together with the balloon payment of $4,920,000 due in January 2018. On February 27, 2018, the Company signed and drew a term loan facility with Credit Agricole in order to refinance the existing indebtedness of M/V “Evridiki G” with the bank. This is a $4,250,000 loan drawn by Noumea Shipping Ltd. as Borrower. The loan is payable in fourteen consecutive quarterly instalments. Thirteen of $303,000 each and a final instalment in the amount of $311,000. The margin of the loan is 3.00% above LIBOR. The security cover ratio covenant is set to 130%. The loan is secured with the following: (i) first priority mortgages over M/V “Evridiki G” and collateral vessel (M/V “EM Astoria”), (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt - continued

(b)
On June 15, 2017, the Company signed a term loan facility with Credit Agricole and on June 19, 2017 a loan of $4,750,000 was drawn by Gregos Shipping Ltd. to partly finance the purchase of M/V “EM Astoria”. The loan is payable in twenty or sixteen consecutive equal quarterly installments of $100,000 plus a balloon amount of $2,750,000 or $3,150,000 (the debt repayment schedule shown in the previous table assumes repayment in sixteen quarters). The margin of the loan is 2.65% above LIBOR. The loan is secured with (i) first priority mortgages over M/V “EM Astoria”, (ii) first assignment of earnings and insurance of M/V “EM Astoria”, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to remaining loans of the Company. The Company paid a loan arrangement fee of $50,000 for this loan. The Company has also entered into a profit sharing agreement with Credit Agricole whereby it will share with the bank 35% of the excess of the fair market value of the vessel over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $1,297,100 and $1,067,500 as of December 31, 2017 and 2018, respectively, presented in "Vessel profit participation liability" in the accompanying “Consolidated balance sheets”, with a corresponding debit to a debt discount account, presented contra to the loan balance. In addition, 35% of the cash flow after debt service will be set aside and be used to repay the balloon payment with any excess funds to be paid to the bank.

(c)
On February 12, 2016, the Company signed and drew a term loan facility with Eurobank Ergasias S.A in order to refinance all of its existing facilities with the bank. This is a $14,500,000 loan drawn by Saf-Concord Shipping Ltd, Eternity Shipping Company, Allendale Investments S.A., Manolis Shipping Limited, Alterwall Business Inc., Aggeliki Shipping Ltd and Jonathan John Shipping Ltd. (which was cross-collateralized as per supplemental agreement dated September 27, 2016 replacing Eternity Shipping Company, the owner of M/V “Captain Costas” that was sold in 2016) as Borrowers. The loan is payable in twelve equal consecutive quarterly instalments of $460,000 each, with a balloon payment of $8,980,000 to be paid together with the last instalment in February 2019. The interest was based on LIBOR plus a margin of 6.00%. The loan is secured with the following: (i) first priority mortgages over M/V “Monica P”, M/V “Captain Costas” replaced by M/V “Aegean Express” after her sale, M/V “Kuo Hsuing”, M/V “Manolis P”, M/V “Ninos”, M/V “Aggeliki P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company, and (iv) a $2,800,000 cash collateral deposit pledged in favor of the bank. The Company paid loan arrangement fees of $247,500 for this loan. In August 2017, the Company applied $1 million from the pledged amount against the loan and prepaid an amount of $540,000 deducted from the balloon payment and made a prepayment of $460,000 that referred to the installment of the fourth quarter of 2017. In November 2017, the Company agreed with the lender to release M/V “Monica P.” from the mortgage and substitute it with M/V “Joanna”. In connection with this substitution, the Company prepaid an amount of $460,000 referring to the installment due in the first quarter of 2018 and another $280,000 deducted from the balloon payment. In December 2017, M/V “Aggeliki P.” was sold for scrap. An amount of $2,100,000 from the sale of the vessel was prepaid, from which an amount of $1,840,000 was applied against the final four instalments and an amount of $260,000 was deducted from the balloon payment of the loan. Following the prepayments mentioned above, the balloon payment was reduced to $7.9 million with the repayment of the loan resuming in February 2019. The loan was refinanced in November 2018 (See note 7-(e)).

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt - continued

(d)
On October 19, 2017, the Company signed a term loan facility with Eurobank Ergasias S.A for an amount of $17,500,000. The loan was used to partially finance the acquisition of M/V “EM Athens”, M/V “EM Oinousses”, M/V “EM Corfu” and M/V “Akinada Bridge”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on December 21, 2017.The loan is payable in five consecutive equal quarterly installments of $500,000 followed by eleven consecutive equal quarterly installments of $800,000 and a balloon payment of $6,200,000. The loan bears interest at LIBOR plus a margin of 4.5%. The loan is secured with (i) first priority mortgages over M/V “EM Athens”, M/V “EM Oinousses”, M/V “EM Corfu” and M/V “Akinada Bridge”, (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $137,638 within 2017 and another $54,862 within 2018 for this loan. The loan was refinanced in November 2018 (See note 7-(e)).

(e)
On November 21, 2018, the Company signed a reducing revolving credit facility with Eurobank Ergasias S.A (the “Lender”) for an amount of up to $45,000,000. A loan of $30,000,000 was drawn on November 21, 2018 by Alterwall Business Inc., Allendale Investments S.A., Manolis Shipping Ltd., Joanna Maritime Ltd., Jonathan John Shipping Ltd., Athens Shipping Ltd., Oinousses Navigation Ltd., Corfu Navigation Ltd. and Bridge Shipping Ltd. to fully refinance all of the Company’s existing facilities with this bank and provide working capital. The revolving tranche will be available for a period of 18 months from signing of the loan agreement for the purpose of partly financing new vessel acquisitions or providing working capital and can be renewed subject to the bank’s approval and a fee to be determined. The loan is payable in 12 equal consecutive quarterly principal installments of $900,000 and the balance will be repaid through balloon payment of $19,200,000 together with the last principal installment in November 2021. Each quarterly principal instalment paid is added to the revolving tranche and may be redrawn. The interest rate margin is 4.40% over LIBOR. The loan is secured with (i) first priority mortgage over M/V “Ninos”, M/V “Kuo Hsiung”, M/V “Aegean Express”, M/V “Manolis P.” M/V “Joanna”, M/V “EM Athens”, M/V “EM Oinousses”, M/V “EM Corfu” and M/V “Akinada Bridge”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the remaining loan of the Company. The Company has the option (at the Lender’s absolute discretion) to substitute a Vessel by notifying the Lender in writing at least one (1) month prior to the intended substitution date, provided that: a) the substitute vessel is of a similar type, of the same or younger age, having the same or enhanced characteristics (including, without limitation, deadweight, lightweight, shipyard pedigree and technical specifications) and will be 100% owned by a shipowning company, incorporated in a jurisdiction acceptable to the Lender and owned by a ship owning company owned by the Company (directly or indirectly) and b) the new shipowning company provides a first preferred mortgage over the new vessel and a corporate guarantee in favor of the Lender and executes any  other security documentation as may be requested by the Lender at its discretion. The Company paid loan arrangement fees of $300,000 for this loan.  The remaining $15,000,000 of the revolving facility remains available to the company in order to finance up to 55% of the market value of post 2001 built ships. The new tranches will be repaid through sixteen quarterly principal instalments with the amount of each such instalment being equal to such amount so that the balloon amount to be equal to 50% of the initially drawn relevant tranche.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt – continued

The security cover ratio covenant for the facility is set to 140%. The undrawn amounts available under the revolving facility pay an annual commitment of 0.40% and any amount drawn will pay a 1% underwriting fee.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 100% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,903,953 and $ 5,717,063 as of December 31, 2017 and 2018, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2018, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2016, 2017 and 2018 amounted to $1,228,947, $1,380,458 and 2,703,845, respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

8. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the accompanying “Consolidated statements of operations.”

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For 2016, 2017 and 2018 the Company did not qualify for this exemption. The Company is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the years ended December 31, 2016 and 2017 was $21,275 and $15,135, respectively, and for the year ended December 31, 2018 is estimated at $12,311. The amount of the 2016 tax was paid on June 16, 2017 and the amount of the 2017 tax was paid on September 17, 2018 and was recorded within "Vessel operating expenses" in the accompanying consolidated statements of operations when paid. The amount for 2018 has not yet been paid.

9.	Commitments and Contingencies

As of December 31, 2018 a subsidiary of the Company, Alterwall Business Inc. owner of M/V “Ninos”, has a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash. Legal proceedings continue.  Although the Company believes it will be successful in its claim, it has made a provision of $0.15 million, included in “Other general and administrative expenses” in “Consolidated statements of operations”,  for any costs that may be incurred.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

10. Stock Incentive Plan

On July 31, 2014, the Board of Directors approved the Company’s 2014 Stock Incentive Plan (the “2014 Plan”). The plan is administered by the Board of Directors which can make awards totaling in aggregate up to 2,500,000 shares, respectively over 10 years after the plan’s adoption date. The persons eligible to receive awards under the plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.   Details of awards granted under the 2014 Plan during the three year period ended December 31, 2018 are noted below.

a)
On November 3, 2016 an award of 82,080 non-vested restricted shares, was made to 19 key persons of which 50% vested on November 1, 2017 and 50% vested on November 1, 2018; awards to officers and directors amounted to 48,048 shares and the remaining 34,032 shares were awarded to employees of Eurobulk.

b)
On November 2, 2017 an award of 100,270 non-vested restricted shares, was made to 18 key persons of which 50% vested on July 1, 2018 and 50% will vest on July 1, 2019; awards to officers and directors amounted to 57,700 shares and the remaining 42,570 shares were awarded to employees of Eurobulk.

c)
On November 21, 2018 an award of 125,450 non-vested restricted shares, was made to 18 key persons of which 50% will vest on November 16, 2019 and 50% will vest on November 16, 2020; awards to officers and directors amounted to 72,170 shares and the remaining 53,280 shares were awarded to employees of Eurobulk.

All non-vested restricted shares are conditional upon the grantee’s continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote on such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company estimates the forfeitures of non-vested restricted shares to be immaterial and hence accounts for forfeitures as they occur. During 2017, 4,306 shares were forfeited with a weighted-average grant-date fair value of $2.78 per share. No forfeitures occurred in the years ended December 31, 2016 and 2018.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

10. Stock Incentive Plan - continued
The compensation cost that has been charged against income for awards was $294,341, $116,562 and $124,487, for the years ended December 31, 2016, 2017 and 2018, respectively, and is included within “Other general and administrative expenses” in the “Consolidated statements of operations”. The Company has used the straight-line method to recognize the cost of the awards.
A summary of the status of the Company’s non-vested shares as of December 31, 2018 and changes during the year ended December 31, 2018, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2018	140,362	1.60
Granted	125,450	1.07
Vested	(90,227)	1.52
Non-vested on December 31, 2018	175,585	1.27
As of December 31, 2018, there was $127,278 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan and is expected to be recognized over a weighted-average period of 0.96 years. The total fair value at grant-date of shares granted during the year ended December 31, 2016, December 31, 2017, and December 31, 2018 was $99,317, $176,475 and $134,232, respectively.
11.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	2016	2017	2018
Income:
Net loss attributable to common shareholders, continuing operations	(35,805,469)	(8,753,072)	(1,999,129)
Basic and diluted earnings per share:
Weighted average common shares – Outstanding, continuing operations	8,165,703	11,067,524	11,318,197
Basic and diluted loss per share, continuing operations	(4.38)	(0.79)	(0.18)
Net loss attributable to common shareholders, discontinued operations	(10,141,353)	849,701	554,506
Net loss attributable to common shareholders	(45,946,822)	(7,903,371)	(1,144,623)
Basic and diluted loss per share	(5.63)	(0.71)	(0.10)

During 2016, 2017 and 2018, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was nil shares in 2016, 2017 and 2018.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

12. Voyage and Vessel Operating Expenses

These consisted of:
	Year ended December 31,
	2016	2017	2018
Voyage expenses
Port charges and canal dues	386,290	1,156,511	384,893
Bunkers	822,795	407,978	876,195
Total	1,209,085	1,564,489	1,261,088

Vessel operating expenses
Crew wages and related costs	8,049,555	8,771,386	11,020,924
Insurance	1,249,942	1,261,976	1,537,539
Repairs and maintenance	232,082	643,788	1,043,632
Lubricants	1,190,137	1,169,412	1,665,849
Spares and consumable stores	2,290,196	2,391,420	3,445,422
Professional and legal fees	116,733	10,037	252,156
Other	724,799	771,323	1,020,648
Total	13,853,444	15,019,342	19,986,170

13. Derivative Financial Instruments

Interest rate swaps

Effective October 17, 2014, the Company entered into one interest rate swap with Eurobank – Ergasias S.A. (“Eurobank”) on a notional amount of $10.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.97% (Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 0.50% until November 28, 2016 then 0.95% until November 28, 2017 and then 3.55% until May 28, 2019) based on the relevant notional amount.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments - continued

The interest rate swaps did not qualify for hedge accounting as of December 31, 2017 and 2018.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2017	December 31, 2018

Interest rate swap contracts	Current liabilities – Derivatives	229,451	41,435

Interest rate swap contracts	Long-term liabilities – Derivatives	16,631	-

Total derivative liabilities		246,082	41,435

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
Interest rate swap contracts– Fair value	(Loss) / gain on derivatives, net	12,921	(5,901)	204,647
Interest rate swap contracts - Realized (loss) / gain	(Loss) / gain on derivatives, net	(132,075)	19,071	(201,745)
Total (Loss) / gain on interest rate swap contracts		(119,154)	13,170	2,902

Freight Forward Agreements (“FFA”)

In December 2017, the Company entered into three FFA contracts on the Baltic Panamax Index (“BPI”) for the first three calendar months of 2018, totaling 90 days at an average time charter equivalent rate of $11,000 per day. The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company receives a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold; if the average BPI for the month is greater than the contract rate the Company makes a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments - continued

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contracts (see Note 16).

FFA contracts not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2017	Year Ended December 31, 2018
FFA contracts – Fair value	(Loss)/gain on derivatives, net	(781)	-
FFA contracts – Realized gain/(loss)	(Loss)/gain on derivatives, net	-	(47,245)
Total loss on FFA contracts		(781)	(47,245)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

14.	Investment in Joint Venture and Other Investment

On March 25, 2010, the Company entered into a partnership (the “Joint Venture”) with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park’s investments were made through Paros Ltd., a Cayman Islands exempted company, and Rhône’s investments were made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC was set up to acquire, maintain, manage, operate and dispose of shipping vessels.  The Company invested $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône each invested to $75.0 million for a 42.857% interest for a total of $175 million. Management of the vessels and various administrative services pertaining to the vessels were performed by Euroseas and its affiliates; strategic, financial and reporting services were provided by Euroseas. For these services, Euroseas earned $240,000 in 2017 and 2016. These amounts are recorded in “Related party management fee income” under “Revenues”.

The Company accounted for its investment in the Joint Venture using the equity method of accounting despite the fact that it was a minority partner as it had significant influence in the operations and management of Euromar LLC (see “Significant Accounting Policies” – Note 2).  The Company’s share of the results of operations of the Joint Venture is included in the “Consolidated statements of operations” as “Equity loss in joint venture”.

The Company’s share of the results of operations of the Joint Venture amounted to a loss of $2.4 million and $0 million for the years 2016 and 2017, respectively. Euromar LLC restructured its credit facilities between 2013 and 2016. As a consequence of the restructured credit facilities and continued adverse market developments, during 2016, the Company determined in June 2016 that its investment in the joint venture was not recoverable and as a result it recorded a $14.0 million impairment  and recorded  an additional impairment of $0.1 million in December 2016 for a total of $14.1 million for the year ended December 31, 2016 which is presented in the line “Impairment in joint venture” in the “Consolidated statements of operations”. The carrying value of the Company’s investment in Euromar LLC as of December 31, 2016 was zero and is presented in the “Investment in joint venture” in the “Consolidated balance sheets”. In June 2017, the Company acquired one of the vessels of Euromar with the consent of its lender by assuming debt equal to the market value of the vessel with any excess indebtedness to the lender written off and Euromar released from any guarantees to the lender. In September 2017, Euroseas acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar, which was a joint venture among the Company and two private equity firms, became a wholly-owned subsidiary of the Company. However, Euromar vessels were substantially under the control of its lenders. The Company provided no guarantees to Euromar's lenders, and none of the lenders had any recourse against the Company. As of December 31, 2017, all vessels of Euromar were sold with the consent of Euromar’s lenders; all proceeds from such sales and any funds in excess of other liabilities were applied towards the indebtedness of Euromar with any excess indebtedness written off; Euromar was released from all its corporate guarantees to its lenders. As a result of the above, Euromar has not been consolidated in our results nor any gain or loss from it has been recognized.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

14.	Investment in Joint Venture and Other Investment - continued

On October 15, 2013 by and among the Company, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP, a Contribution Agreement was signed. Under this agreement Euroseas agreed to deposit an amount of $5,000,000 into an escrow account  (“Escrowed Funds”) controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP which can distribute part or all of the funds to Euromar LLC until December 31, 2018. With the distribution of the Escrowed Funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a “Preferred Unit”) in respect of the Escrowed Funds based on the following ratio:  one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  In March 2014, in relation to the acquisition of a vessel by Euromar LLC, $1,000,000 of the Escrowed Funds was contributed into Euromar LLC .The Company is entitled to a “payment-in-kind” dividend at a rate of 19% per year compounded annually from the date of issuance. Euromar LLC can return any undistributed Escrowed Funds to the Company after the second anniversary of the agreement while after the fifth anniversary any undistributed Escrowed Funds will be returned to the Company and Preferred Units will be issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded accrued dividend income of $1,024,714, $0 and $0 for the years ended December 31, 2016, 2017 and 2018, respectively, which is presented in the “Consolidated statements of operations” as “Other Investment Income”. In the fourth quarter of 2016, the Company determined that its “Other investment” was not recoverable except for the undistributed Escrowed Funds ($4,000,000) and as a result it recorded a $4,421,452 impairment which is presented in the “Consolidated statements of operations” in the year ended December 31, 2016. The Company stopped recognizing dividend income from its “Other investment” from October 1, 2016. The Escrowed Funds were returned to Euroseas in September 2017.

(In USD)	Other Investment
Balance, January 1, 2016	7,396,738
Total gain for the period included in Investment income	1,024,714
Impairment of other investment	(4,421,452)
Balance, December 31, 2016	4,000,000
Return of funds, September 22, 2017	(4,000,000)
Balance, December 31, 2017	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

15. Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2016	33,779	29,000,000	3,079,249	32,079,249
Dividends declared	1,726	-	1,725,699	1,725,699
Balance, December 31, 2016	35,505	29,000,000	4,804,948	33,804,948
Dividends declared	1,809	-	1,808,811	1,808,811
Balance, December 31, 2017	37,314	29,000,000	6,613,759	35,613,759
Dividends declared	1,333	-	1,335,733	1,335,733
Shares distributed to EuroDry	(19,042)	(14,500,000)	(3,692,131)	(18,192,131)
Balance, December 31, 2018	19,605	14,500,000	4,257,361	18,757,361

On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company’s Series B Preferred Shares is $1,000 per share. The Company used the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares paid dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis and 5%. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

15. Preferred shares - continued

The dividend rate will increase to 12% for the two years following January 29, 2019 and to 14% thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at a conversion price of $12.25 (as adjusted in September 2015 following the shareholders’ rights offering of the Company) subject to further adjustment for certain events. The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

At the Spin-off date Euroseas distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, i.e., $14,500,000 of the initial preferred shares amount of the Company and $3,692,131 of dividends paid in kind. Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of the EuroDry's issued and outstanding stock as of that time). Euroseas made a special dividend of 100% of EuroDry's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas distributed 100% of EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares as described above.

For the year ended December 31, 2018, the Company declared four consecutive dividends totaling $1.34 million, all of which were paid in kind. The redemption liability as of December 31, 2018 is $19,607,358. After January 2019, the dividend will be payable only in cash as described above.

Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions. In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives including interest rate swaps, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 13 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “(Loss)/ gain on derivatives, net” in the “Consolidated statements of operations.” As of December 31, 2018, the Company had one open swap contract for a notional amount of $10.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

The fair value of the Company’s investments in FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2018
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	$41,435		$41,435

	Fair Value Measurement as of December 31, 2017
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current portion	$229,451	-	$229,451	-
Interest rate swap contracts, long-term portion	$16,631	-	$16,631	-

Asset Measured at Fair Value on a Non-recurring Basis

Vessels Held for Sale (see Note 4) are measured at fair value less estimated costs to sell. The fair value is based for M/V “Aggeliki P” on the scrap price per ton as quoted by industry sources in October 2017 with the vessel sold in December 2017, and for M/V “Monica P” on market price estimates for sale to unrelated parties provided by Eurochart and third party brokers also in October 2017, respectively and are considered good estimates of the fair value of the vessels as of December 31, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

On December 20, 2016, the Company agreed to sell for scrap M/V "Eleni P” with a carrying amount of $8.74 million, which was classified as vessel held for sale and written down to its fair value of $2.95 million (based on the price agreed by the Company to sell the vessel to unrelated parties in a transaction that was concluded in January 2017), less estimated costs to sell of $0.13 million resulting in a loss of $5.92 million (Note 4), which was included in the accompanying consolidated statements of operations under “Loss on write down of vessel held for sale”. The fair value of M/V “Eleni P” is considered Level 2.

On June 15, 2017, the Company has also entered into a profit sharing agreement with Credit Agricole whereby it will share with the bank 35% of the excess of the fair market value of M/V “EM Astoria” over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $1,297,100 and $1,067,500 as of December 31, 2017 and 2018, respectively, presented in "Vessel profit participation liability" in the accompanying “Consolidated balance sheets”, with a corresponding debit to a debt discount account, presented contra to the loan balance. The fair value of this participation agreement is considered Level 2, as it directly depends on the fair value or expected fair value of M/V “EM Astoria”.

As of September 30, 2017 the vessel M/V “Monica P” with a carrying amount of $8.23 million, was classified as vessel held for sale and written down to its fair value of $5.0 million, less estimated costs to sell of $0.10 million, resulting in a loss of $3.33 million (Note 4), which was included in the accompanying consolidated statements of operations under “Loss on write down of vessels held for sale”. The fair value of M/V “Monica P” is considered level 2.

As of September 30, 2017 the vessel M/V “Aggeliki P” with a carrying amount of $5.39 million, was classified as vessel held for sale and written down to its fair value of $4.3 million, less estimated costs to sell of $0.17 million, resulting in a loss of $1.26 million (Note 4), which was included in the accompanying consolidated statements of operations under “Loss on write down of vessels held for sale”. The fair value of M/V “Aggeliki P” is considered level 2.

During the second quarter of 2016 and in December 2016, the Company concluded that its equity investment in Euromar was impaired and wrote it down to its estimated fair value. The impairment was due both to changes in the terms of its investment during the period as well as continuing less favorable market developments. The change in the terms of the Company’s investment resulted from the conclusion of loan restructuring agreements between Euromar and its lenders that provided the latter with increased payments before any capital is returned to Euromar’s partners, which include the Company, and, in addition, participation of the lenders in the profits of and any distributions made by Euromar. The fair value of the Company’s “Investment in joint venture” is considered a Level 3 item (see Note 14 – “Investment in Joint Venture and Other Investment”).

The key input that determines the fair value of the Company’s “Investment in joint venture” is the cost of capital for investments in containership vessels which is not observable and hence is considered a level 3 item.  The Company estimated the cost of capital in the range of 9-10% p.a. based on its return threshold in considering investments in containerships which, in turn take into consideration the historical returns and volatility of such investments. Additional inputs required include earnings and operating cost assumptions for each vessel as well other expenses and liabilities of Euromar. As of December 31, 2016, the Company used the Discounted Cash Flow technique and a cost of capital of 9.5% p.a. to calculate the fair value of its equity investment in Euromar.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis - continued

Furthermore, as a result of the same analysis described above, the Company determined that the fair value of its “Other investment”, which consists of preferred units in Euromar was also impaired and recognized a $4,421,452 impairment as of December 31, 2016, which is shown under “Impairment in other investment”.  The key input that determined the fair value of the Company’s “Other investment” was the required rate of return of 19% p.a. for preferred equity investments in investment opportunities of similar risk which was not observable and hence is considered a Level 3 item.  The Company considered the initial dividend rate of 19% p.a. as the appropriate rate for its fair value calculation and monitored market conditions for similar investment and other possible developments specific to its investment that might provide indications for changes in the required rate of return it used in its fair value measurement. As of December 31, 2016, the Company did not identify indications that would require changes in the required rate of return.  The fair value of the Company’s other investment was calculated using the discounted cash flow technique.

Nonrecurring Fair Value Measurements at Reporting Date

	December 31, 2016
	Fair Value	Level 1	Level 2	Level 3	Loss 2016
Vessels held for sale	$2,946,923	-	$2,946,923	-	$5,924,668
Other investment	$4,000,000	-	-	$4,000,000	$4,421,452
Investment in joint venture	0	-	-	0	$14,071,075
	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3	Loss 2017
Vessels held for sale	$5,000,000	-	$5,000,000	-	$4,595,819
Vessel profit participating liability	$1,297,100	-	$1,297,100	-	-
	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3	Loss 2018
Vessel profit participating liability	$1,067,500	-	$1,067,500	-	-

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2017 and 2018, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s total borrowings approximates $36.9 million as of December 31, 2018 or $0.6 million less than its carrying value of $37.5 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

17.	Discontinued Operations

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd (Note 1). Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented. The revenue and loss for the discontinued operations for the periods ended December 31, 2016, 2017 and 2018 are analyzed as follows:

	Year Ended December 31 (discontinued operations)
	2016	2017	2018
Statement of Operations Data
Voyage revenue	8,331,821	20,280,215	25,934,204
Commissions (including, $104,148, $253,503 and $324,178, respectively, to related party)	(452,868)	(1,122,196)	(1,411,333)
Voyage expenses	(82,627)	(2,396,318)	(410,676)
Vessel operating expenses (including, $57,316, $102,131 and $115,026, respectively, to related party)	(4,308,418)	(6,892,388)	(9,183,152)
Drydocking expenses	-	(127,509)	(1,465,079)
Related party management fees	(780,135)	(1,409,716)	(1,701,340)
Vessel depreciation	(3,828,634)	(4,786,272)	(5,422,155)
Other general and administrative expenses (including $520,626, $693,524 and $731,456, respectively, to related party)	(798,828)	(917,160)	(2,346,502)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)	-	-
Operating (loss) / income	(8,969,868)	2,628,656	3,993,967
Total other expenses, net	(1,171,485)	(1,778,955)	(2,874,232)
Net income	(10,141,353)	849,701	1,119,735
Dividend Series B Preferred Shares	-	-	(565,229)
Net income attributable to discontinued operations	(10,141,353)	849,701	554,506
Earnings per share attributable to common shareholders, basic and diluted	(6.21)	0.38	0.25
Weighted average number of shares outstanding during period, basic and diluted	1,633,141	2,213,505	2,232,821

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

17.	Discontinued Operations - continued

Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of EuroDry's issued and outstanding stock as of May 30, 2018).

As of December 31, 2017, the amount due from spun-off subsidiary (EuroDry) was $24.6 million included in “Long-term liabilities of discontinued operations” in the “Consolidated balance sheets”. This amount refers to payments made by Euroseas on behalf of the subsidiaries in relation to the shipbuilding contracts for the construction of the newbuilding vessels “Alexandros P.” and “Ekaterini” contributed to EuroDry amounting to $29.8 million, restricted cash requirements amounting to $1.2 million and the acquisition of the secondhand vessel "Tasos" amounting to $4.5 million less an amount of $10.9 million relating to the loan drawn by one of the EuroDry subsidiaries during 2017 using as collateral the newbuilding vessel "Alexandros P". The amount due from EuroDry of $24.6 million was allocated during 2018 as follows: (i) $17.8 million as a reduction in the Series B Preferred shares balance of the Company outstanding as of 31.12.2017 as a result of the distribution of EuroDry Series B Preferred Shares representing 50% of the outstanding Series B Preferred stock of the Company on the Spin-off date (refer to Note 15 above), (ii) $5.5 million was allocated to equity contributed to EuroDry for contributions for the vessels spun-off paid in prior years relating to the amount recognized as loss on termination of the shipbuilding contract of Hull No. DY 161 and impairment of the shipbuilding contract of Hull No. YZJ2013-1153 (named “Ekaterini”) and (iii) $1.3 million as a reduction to the "Due to related companies" liability.

In the year 2018 Euroseas paid the amount of $3.3 million for expenses concerning the construction cost of M/V Ekaterini (Hull No. YZJ2013-1153) and general administrative expenses allocated to EuroDry. Up to the Spin-off date, Euroseas had contributed to EuroDry an amount of $52.52 million as equity in order to partly finance the acquisition of the vessels contributed to EuroDry (M/V Pantelis, M/V Eirini, M/V Xenia and M/V Ekaterini), other general and administrative expenses allocated from the Company to EuroDry as well as the amounts recognized as loss on termination and impairment of shipbuilding contracts described above. An amount of $9.66 million was also allocated to EuroDry from the Company’s accumulated deficit, comprising the accumulated deficit of the subsidiaries contributed to EuroDry. In total an amount of $42.86 million was allocated from the Company’s shareholders’ equity to EuroDry’s shareholders’ equity.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

18. Common Stock

Following the Company’s prospectus supplement filed with the SEC on December 20, 2016, the Company issued and sold at-the-market (ATM) 978,847 shares of common stock during December 2016 for gross proceeds net of commissions of $2.2 million.

On December 14, 2016, the Company reached an agreement with Friends Investment Co., an affiliate and its largest shareholder, to sell to Friends 719,425 shares of common stock at $1.39 per share, the closing price of the Company shares on December 14, 2016, for total proceeds of $1,000,000.

On December 23, 2016, the Company issued 900,000 shares of common stock at $2.00 per share in order to purchase M/V “RT Dagr” from a related party (Tennenbaum Capital Partners, a holder of the Company's Series B Preferred Shares), a feeder containership vessel.

During January 2017, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, the Company issued and sold at-the-market (ATM) 301,780 shares of common stock for gross proceeds net of commissions of $0.6 million.

During November 2018, following the Company’s prospectus supplement filed with the SEC on October 12, 2018, the Company issued and sold at-the-market (ATM) 1,116,069 shares of common stock for gross proceeds net of commissions of $2.0 million.